UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________

FORM 12b-25
_______________

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form N-CSR
	☒ Form 10-Q	☐ Form 10-D	☐ Form N-CEN

For Period Ended: September 28, 2025
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended:

PART I – REGISTRANT INFORMATION

SkyWater Technology, Inc.
Full Name of Registrant

Former Name if Applicable

2401 East 86th Street
Address of Principal Executive Office (Street and Number)

Bloomington, Minnesota 55425
City, State, and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a) The reason described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject ☐ quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

SkyWater Technology, Inc. (the “Company”) has determined that it will not be able to file its Quarterly Report on Form 10-Q for the quarter ended September 28, 2025 (the “Form 10-Q”) by November 10, 2025, the original due date for such filing, without unreasonable effort or expense because the Company requires additional time to prepare and review its financial statements to correct certain immaterial errors arising from prior years and to ensure adequate disclosure of these errors in the financial information required to be included in the Form 10-Q. During the preparation of the consolidated financial statements for the fiscal quarter ended September 28, 2025, the Company identified immaterial errors in its previously issued financial statements for its 2022 and 2023 fiscal years ended January 1, 2023 and December 31, 2023, respectively. The errors related to overstatements of Advanced Technology Services (ATS) development revenues for a cumulative total of $1.970 million. The Company determined that the errors were not material to either its 2022 or 2023 fiscal year consolidated financial statements and that the errors were not material in the aggregate, and thus, the Company is correcting the impacted fiscal years as immaterial corrections of errors. As a result, the Company is revising the financial information for each of its 2022 and 2023 fiscal years in its interim consolidated financial statements as of and for the three- and nine-month fiscal periods ended September 28, 2025 by increasing the beginning accumulated deficit balance as of December 30, 2024 by $1.970 million and decreasing accounts receivable for the same amount. These errors relate to the previously disclosed material weakness in our revenue accounting process. The Company expects to file the Form 10-Q within the five-calendar-day extension period provided under Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Steve Manko - Chief Financial Officer	(952)	851-5200
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).     ☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

Please refer to the Company's Current Report on Form 8-K filed on November 5, 2025 and its earnings release for the quarter ended September 28, 2025.

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Forward-Looking Statements

This Notification of Late Filing on Form 12b-25 (“Form 12b-25”) contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Company intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical facts contained in this Form 12b-25 may be forward-looking statements. The above statements regarding the correction of certain immaterial errors in the Company’s financial statements, as well as the nature of the revisions and their effect on any periodic filings with the Securities and Exchange Commission (the “SEC”), including the timing of filing such reports, constitute forward-looking statements that are based on the Company’s current expectations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, without limitation the important factors discussed in the “Risk Factors” section of the Annual Report on Form 10-K the Company filed with the SEC on March 14, 2025 and the Quarterly Report on Form 10-Q the Company filed with the SEC on August 7, 2025 and in other documents that the Company files with the SEC. It is not possible for the Company to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this Form 12b-25. Except as required by applicable law, the Company does not plan to publicly update or revise any forward-looking statements contained in this Form 12b-25, whether as a result of any new information, future events or otherwise.

_____________________________________________________________________________________

SkyWater Technology, Inc.
(Name of Registrant as Specified in the Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

SkyWater Technology, Inc.

Date: November 10, 2025	By:	/s/ Steve Manko
Steve Manko Chief Financial Officer